UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 11, 2016

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 9, 2016, the Company published a Notice of its 2016 Annual Meeting of Shareholders, together with the Agenda and Explanatory Notes, and filed these as an exhibit to a report on Form 6-K.  The Company wishes to correct the disclosure contained in the Explanatory Note to Agenda Item 10, regarding the equity awards previously granted by the Company under its current Equity Incentive Plan. The correct disclosure is as follows:

As of March 31, 2016, the Company had 3,769,537 options, 7,614,130 restricted share units and 217,650 share appreciation rights outstanding under the Prior Plan, and a total of 16,050,456 Class A shares and 135,000 Class B shares had previously been issued pursuant to exercises of awards under the Prior Plan, totaling in the aggregate awards for 27,786,773 Class A shares (on an as-converted basis), representing 8.69% of the aggregate number of Class A and Class B shares outstanding as of that date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 11, 2016	By:	/S/ GREG ABOVSKY
Greg Abovsky
Chief Financial Officer